Exhibit 99.1

Tiziana Life Sciences to Participate in 2022 Biotech Showcase Virtual Investor Conference

NEW YORK, January 6, 2022 - Tiziana Life Sciences (Nasdaq: TLSA) (“Tiziana”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announced that senior management will present at the Biotech Showcase Conference and be available for one-on-one meetings throughout the conference. The conference is being held virtually from January 10th -12th and also during January 17th -19th.

Conference details can be found below:

Biotech Showcase

Date:	January 10-12 and 17-19, 2022
Format:	On-demand presentation (available January 7, 2022) and one-on-meetings
Registration:	Click here

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further information please contact:

Hana Malik, Business Development and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

United States:

Investors:

Irina Koffler

LifeSci Advisors

Tel: (646) 970-4681

ikoffler@lifesciadvisors.com